UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

SEACHANGE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

811699 10 7

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☒ Rule 13d - 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811699 10 7	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William C. Styslinger, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,280,324
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,280,324
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 (a).	Name of Issuer:

SeaChange International, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

50 Nagog Park

Acton, MA 01720

Item 2 (a).	Name of Person Filing:

William C. Styslinger, III

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

c/o SeaChange International, Inc.

50 Nagog Park

Acton, MA 01720

Item 2 (c).	Citizenship:

United States

Item 2 (d).	Title of Class of Securities:

Common Stock, $.01 Par Value Per Share

Item 2 (e).	CUSIP Number

811699 10 7

Item 3.	If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Filing Person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

Page 3 of 6 pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Mr. Styslinger may be deemed to beneficially own 2,280,324 shares of Common Stock (the “Shares”) as of the date of this filing. Mr. Styslinger expressly disclaims beneficial ownership of the Shares, except to the extent that Mr. Styslinger is the record owner of such Shares.

(b)	Percent of Class:

7.3% (based on 31,078,057 shares of Common Stock reported by the Issuer to be outstanding as of December 7, 2009 in its report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2009).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote 2,280,324.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 2,280,324.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Page 4 of 6 pages

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010
Date

/s/ William C. Styslinger, III
Signature

William C. Styslinger, III
Name/Title

Page 6 of 6 pages